

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Glenn Deegan, Esq.
Vice President, Legal & Human Resources, General Counsel and Secretary
Altra Industrial Motion Corp.
300 Granite Street, Suite 201
Braintree, MA 02184

   Re: Altra Industrial Motion Corp.
   PREM14A filed May 8, 2018
   File No. 001-33209

Dear Mr. Deegan:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A

Questions and Answers about the Transactions and the Special Meeting
Q: What is Altra proposing? , page 9

1.   Please quantify for Altra's shareholders, the aggregate purchase price and the amount of debt Altra will acquire as part of this transaction. We note the more detailed discussion regarding liquidity at the bottom of page 12.

General

2.   Please make conforming changes to your proxy, as applicable, in light of the comments we have issued on Altra's S-4 filed May 8, 2018.

Glenn Deegan, Esq.
Altra Industrial Motion Corp.
June 7, 2018
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Jeanne Baker at 202-551-3691if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or Amanda Ravitz at 202-551-3528 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction